UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat extends its Board of Directors to fifteen members. The Board will be composed by a majority of independent directors. Update of Corporate Governance practice.

SIGNATURES

Fiat extends its Board of Directors to fifteen members. The Board will be composed by a majority of independent directors. Update of Corporate Governance practice.

Fiat S.p.A. announces that IFIL Investments S.p.A. has agreed to the proposal of the Board of Directors of Fiat to request the nomination of three independent directors at Stockholders’ Meeting to be held on June, 23.

Gian Maria Gros-Pietro, Vittorio Mincato and Mario Zibetti, seasoned executives with extensive international experience, will be proposed for appointment as independent directors of the Board at the Stockholders Meeting. At the same time, Virgilio Marrone, General Manager of IFI, will be proposed as an IFIL appointee, and thus not independent.

The new nominations will bring the total number of Board members to fifteen, the majority of whom will be independent. This independence requirement for the majority of the Board is a major update in the revision to the Company’s corporate governance practice.

A second important element is the strengthening of the independence requirements for directors. After a thorough review of current international practice on this issue, the Company has adopted a set of criteria which are designed to ensure that the independence qualification is held to the highest possible standard. As an example, directors who have served on the Board for more than nine years, even though not consecutively, are deemed not to be independent. Furthermore, board members who are executive directors of other companies on whose board sit executive board members of Fiat, are also deemed not to be independent.

“These changes to our Corporate Governance practice” said Luca Cordero di Montezemolo, Fiat’s Chairman, “represent a significant step in bringing up to date our governance procedures and align them with current best practice. The addition of these new members will significantly increase the support and the guidance that the Board of Directors will provide to management in bringing our Group back to satisfactory results.”

“I would like to thank our Vice Chairman, John Elkann, for the work he has done on the Corporate Governance within the Nominating and Compensation Committee which he chairs.”

The new criteria for the qualification of a director as “independent” are included in the Report to Stockholders, which is posted on the website www.fiatgroup.com in the “Investor Relations” section.

Curriculum vitae for the proposed Board members are enclosed herewith.

Turin, June 10, 2005

For further information:

PRESS: Simone Migliarino +39.011.00.63088
INVESTORS: Marcello Ledda +39.011.00.63290

Gian Maria Gros-Pietro

Graduated in Economics from the University of Turin, Gian Maria Gros-Pietro is currently Chairman of Autostrade S.p.A. and Head of the Department of Economics & Business Sciences at the LUISS University Guido Carli in Rome.

He began his professional career in 1964 as lecturer at the School of Industrial Administration of the Turin University, subsequently becoming head of its Department of Production Management. Since 1972 he has been senior lecturer in Business Economics at the Faculty of Economics of Turin University. At present he is professor of Industrial Economics in Turin and teaches Business Economics at the LUISS University Guido Carli in Rome.

As a researcher, he conducted analyses on the environment of big companies, and studied the structure of industries, business innovation, management economics and investment analysis. He also worked at the Ceris (Istituto di Ricerca sull’Impresa e lo Sviluppo - Business and Development Research Centre), later becoming Chairman of its Scientific Council, and it was on his initiative that Ceris took on Research Institute status, the CNR’s (Consiglio Nazionale delle Ricerche - National Research Council) main permanent research establishment in fields of economics.

From the early ‘70s, Gros-Pietro has been cooperating with important economic and industrial policy organizations. He chaired the Industrial Privatization Strategy Commission for the Ministry of Industry and was member of the Permanent Committee for Global Consulting and Guarantee on Privatizations.

He was a member of the Board of Directors of ANAS (Italian National Agency for Roads), Banca C.R.T., Finmeccanica, Itainvest and Teknecomp. He was Chairman and CEO of IRI from 1997 to 1999, and Chairman of ENI from 1999 to 2002.

Gian Maria Gros-Pietro is currently President of Federtrasporto (Italian Association of Transportation Enterprises belonging to Confindustria) and Chairman of the Scientific Committee, SME (Small & Medium-sized Enterprises) Observatory established by Mediocredito Centrale (Capitalia). He is a member of: Assonime’s Directive Committee and General Council, Board of Union of the Industrialists of Rome and Confindustria’s General Council.
He is a member of the Board of SEAT Pagine Gialle S.p.A, of the Executive Committee and the General Council of the ASPEN Institute Italia, of the International Business Council of the World Economic Forum and of the Supervisory Board of Sofipa Equity Fund.
He is also Vice President of I.G.I. (Istituto Grandi Infrastrutture - Great Infrastructures Institute) and Senior Advisor for Italy of Société Générale Corporate & Investment Banking.

Vittorio Mincato

Born in Torrebelvicino near Vicenza in 1936, he is presently Chairman of Poste Italiane S.p.A.

He began his activity in 1957 with ENI, where he worked as a trainee staff member. He quickly advanced on the career ladder, covering several positions in numerous sectors of activity.

In particular, he devoted himself to textile industry (Lanerossi, where he served as Chief Administration and Financial Officer and member of the Board of Directors), textile machines industry (Savio, where he served as Chairman and managed its privatization), petrochemical industry (EniChem, where he served as Chairman and managed the privatization of several affiliated businesses).

At ENI he also served as Chief Administration Officer, Head of Human Resources and Organization as well as Assistant to the Chairman. In 1998, he was appointed Chief Executive Officer, holding the office until May 2005.

He is a member of the Chairman’s Committee of Assonime (Association for Italy’s Limited Liability Companies), of which he will be appointed Chairman on June 23, 2005. He is a member of the Executive Board of Confindustria (the Confederation of Italian Industries), of which he was Vice Chairman in 2002 and 2003. He is Vice President of the Unione degli Industriali di Roma (the territorial association representing enterprises active in Rome) and was member of CNEL (Italian Council for Economy and Labor) from 2002 to 2004.

He was conferred an honorary degree in Management Engineering by the Polytechnic University of Milan and in Economics by the University of Turin.

In 2002 he was named Cavaliere del Lavoro.

He is a member of the Board of Directors of the Teatro alla Scala Foundation in Milan, of the Accademia Nazionale di Santa Cecilia in Rome and of the Accademia Olimpica in Vicenza.

Mario Zibetti

Mario Zibetti was born in Turin in 1939 and graduated in Economics and Business Administration from the University of Turin. Currently he is an independent professional and a member of the Italian Register of Public Accountants.

He was a senior partner of Arthur Andersen S.p.A. until 2000, and had a key role in the implementation and development of independent accounting audits in Italy.

Mario Zibetti spent his entire professional career at Arthur Andersen. After joining this company in 1959, he worked at Arthur Andersen USA from 1969 to 1971 until becoming a partner. In 1974, he founded the Turin office, which he headed until 1996.

His professional activities have mainly been devoted to the audit and certification of financial statements, consulting activities in financial, accounting and administrative matters, management reporting and internal control systems as well as assistance and consulting in connection with acquisitions, mergers and disposal of companies for both Italian and international clients.

He had direct responsibility in conducting and supervising the audit and certification of the financial statements of several companies and Italian and international industrial, commercial, insurance and service groups.

Currently, Mario Zibetti is a member of the Board of Directors of Ersel Finanziaria S.p.A.,Turin; Comital - Cofresco S.p.A. (Comital Saiag Group), Turin; Fabio Perini S.p.A. (Korber AG Group), Lucca, and Byte Software House S.p.A., Turin.

Virgilio Marrone

Born in Savona in 1946, Virgilio Marrone graduated in Management and Business Administration from the Bocconi University in Milan. Since 2002, he has been General Manager of IFI, Istituto Finanziario Industriale S.p.A.

Between 1971 and 1972 he made his career start within university as Assistant Professor at the Business Administration Department of the Bocconi University in Milan.

In September 1973 he joined IFI - Istituto Finanziario Industriale S.p.A. at the Economic Research and Development Department. He quickly advanced on the career ladder within this financial company.

He was Assitant to the Chief Executive Officer for twelve years, until his appointment as General Secretary of IFI in 1985.

During the 8 years of service as General Secretary, he held responsibility for the control of subsidiaries in portfolio and for IFI’s corporate and tax affairs.

In December 1993 he was appointed Joint General Manager and head of the department for development of IFI. He held this office until June 2002 when he was appointed General Manager.

He is a member of the Board of Directors of Sanpaolo Imi Sp.A. and of the Exor Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 13, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney